POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

Our Management's Discussion and Analysis ("MD&A") of financial condition and results of operations contains references to Points International Ltd. and its subsidiaries using words "we," "our," and "us."

This MD&A should be read in conjunction with our unaudited condensed consolidated interim financial statements (including the notes thereto) as at and for the three months ended March 31, 2020, the 2019 annual MD&A and the 2019 audited annual consolidated financial statements and notes thereto and other recent filings with Canadian and US securities regulatory agencies, which may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of May 13, 2020 and was reviewed by the Audit Committee and approved by the Corporation's Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to, among other things, plans we have implemented in response to the COVID-19 pandemic and its expected impact on us (including with respect to: cost saving measures that have been implemented, our liquidity and efforts to strengthen our balance sheet, expected impacts on transaction volumes, revenue, gross profit and profitability, the impact of our annual revenue guarantees, and our ability to deliver on our long-term goals), and our growth strategies (including our ability to grow the number of loyalty program partners, cross-sell existing partners, and retain and grow existing loyalty program partner deployments), and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only our expectations, estimates and projections regarding future events.

Although we believe the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business.  In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; our dependence on a limited number of large clients for a significant portion of our consolidated revenue; our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; our exposure to significant liquidity risk if we fail to meet contractual performance commitments; the risk of an event of default under our senior secured credit facility; our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; our dependence on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; and the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results. In particular, refer to "Updates to Risks and Uncertainties" below. These and other important assumptions, factors, risks and uncertainties are included in the press release announcing our first quarter 2020 financial results, and those described in our other filings with applicable securities regulators, including our AIF, Form 40-F, annual and interim MD&A, annual consolidated financial statements and condensed consolidated interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW

We are the global leader in providing loyalty e-commerce and technology solutions to the loyalty industry, connecting loyalty programs, third party brands and end consumers across a global transaction platform. We partner with leading loyalty brands by providing solutions that help make their programs more valuable and engaging, while driving revenue and increasing profitability to the program. We do not manage our own loyalty program, nor do we offer the core technology that operates a loyalty program.  Our business is focused on becoming an important strategic partner to the world's most successful loyalty programs by cooperating with them on valuable, private label, ancillary services.

At its simplest, our products and services are designed to benefit loyalty programs by: (1) increasing loyalty program revenues and profitability through the sale of loyalty program currency (such as frequent flyer miles or hotel points) or related travel and loyalty services direct to end consumers or third parties; (2) driving efficient cost management to loyalty program operators by offering non-core redemption options; and (3) enhancing loyalty program member engagement. We now have approximately 75 commercial agreements or integrations with loyalty programs or third parties globally. Most of our commercial contracts enable us to transact directly or indirectly with the loyalty programs' member base to facilitate the sale, redemption or earning of loyalty currency online. Our commercial agreements with loyalty program partners are typically for fixed terms of three to five years. Contracts will generally renew with either an annual evergreen clause or a new contract extension for a set term.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Our Loyalty Commerce Platform ("LCP") is the backbone of our product and service offerings. The LCP offers a consistent interface for loyalty programs and third parties, providing broad access to loyalty transaction capabilities, program integration, analytics, reporting, security and real-time fraud services. We have direct integrations with approximately 75 loyalty programs and third parties, including merchants and other technology companies in the loyalty and travel space.

Collectively, our network of loyalty program partners represents over 1 billion loyalty program accounts. Our platform and integrations typically provide us with full debit and credit functionality, enabling us to deposit or withdraw loyalty currency from each of these accounts.  We view these integrations as a strategic asset that uniquely positions us to connect third party channels with highly engaged loyalty program members and the broader loyalty market. In addition, our platform is positioned to collect transaction related insights that we can leverage to increase online conversion percentages, transactions, and ultimately revenues for us and our partners.

Our loyalty partner network includes the following leading loyalty brands:

· AF-KLM Flying Blue	· Southwest Airlines Rapid Rewards
· Alaska Airlines Mileage Plan	· United Airlines MileagePlus
· American Airlines AAdvantage	· Virgin Atlantic Flying Club
· ANA Mileage Club	· Hilton Honors
· British Airways Executive Club	· World of Hyatt
· Delta Air Lines SkyMiles	· InterContinental Hotels Group
· JetBlue TrueBlue	· Wyndham Rewards
· LATAM Pass	· Emirates Skywards
· Lufthansa's Miles & More	· Chase Ultimate Rewards
· Marriott Bonvoy	· Citi ThankYou
· Etihad Guest	· Velocity Frequent Flyer

Our organization integrates extensive knowledge and expertise in the loyalty and travel sectors with the agility and innovation of a technology start up, allowing us to better serve our loyalty program partners while maintaining our technical and marketing leadership. We are headquartered in Toronto, Canada with regional offices in San Francisco, London, Singapore and Dubai.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Points International Ltd.'s shares are listed on both the Toronto Stock Exchange ("TSX") under the trading symbol PTS and on the NASDAQ Capital Market under the trading symbol PCOM.

The Loyalty Industry

Since their inception, loyalty programs have changed the way consumers interact with their associated brands and how they purchase products and services. Businesses have leveraged loyalty programs to strengthen their brand, enrich relationships with existing customers, and attract and engage new customers. Loyalty programs are seen both as strategic marketing assets of an organization, and as highly profitable cash-generating businesses, particularly in the travel and financial services sectors.

As the prominence of loyalty program co-branded credit cards has increased, the size and profitability of the loyalty industry has grown significantly. Many loyalty programs, particularly in the airline and hospitality verticals, have long-term contracts with banks in which they sell significant volumes of points and miles for credit cards on an annual basis to award to customers. Similar commercial arrangements now exist with loyalty programs and retailers who are looking to add loyalty as a consumer incentive to their brand.

These types of commercial arrangements have established a massive global loyalty industry fueled by the sale and redemption of loyalty currency. Today, it is estimated that the majority of loyalty currency issued in North America is now sold by loyalty programs to third parties, including credit card companies and other merchants. While loyalty programs must account for the issuance of this currency as a future obligation on their balance sheet to account for its eventual redemption, the cost of each mile or point is significantly lower than what they are sold for. Many North American airlines have generated significant revenues from their loyalty programs which can account for a significant proportion of overall airline profits. At the same time, there is a need for loyalty programs to actively manage the resulting loyalty liability with cost-effective redemption options.

Overall loyalty program membership continues to grow. While the airline, hotel, specialty retail, and financial services industries continue to be dominant in loyalty programs in the US, smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Further, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent. As a result of this changing landscape, loyalty programs must continue to innovate in order to drive customer activities.

As the loyalty market continues to change, we are uniquely positioned to meet our loyalty program partners' needs.  We believe that our continued focus on innovation will maintain our leading market position in technology and marketing services, enabling us to enhance existing products and services while delivering new loyalty solutions to market that meet the needs of our partners and their members.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

OUR OPERATING STRUCTURE

Our business combines attributes of both an e-commerce platform and a marketing services business to offer a portfolio of consumer or business facing products and services that facilitate the accrual or redemption of loyalty currency (points or miles). Accrual transactions are typically focused on generating revenue for our loyalty program partners while redemption transactions are focused on offering additional engagement options for program members.

Core to our operations is the LCP, an open, Application Program Interface ("API") based transaction processing platform that we leverage for all aspects of the business. The key functions of the LCP include direct, real time integrations into our partners' loyalty program databases that allow for customer validation and information sharing as well as debit and/or credit of loyalty program currency.  Of growing importance to our business is the marketing automation capability that we continue to develop as part of the LCP's functionality. Lastly, security, fraud mitigation, auditing and reporting functions are also centralized via the LCP.

All of the products and services we offer benefit from this unified operating infrastructure in two key ways.  First, they allow us to launch and manage multiple products and services with increased efficiency. Second, our ability to aggregate and anonymize the consolidated data flowing across the platform from many programs, regions and transaction types facilitates our automated marketing and merchandising efforts.

Leveraging the LCP, we operate in three segments, each of which contain multiple loyalty products and services.

Loyalty Currency Retailing

The Loyalty Currency Retailing segment provides products and services designed to help loyalty program members unlock the value of their loyalty currency and accelerate the time to a reward.  Included in this segment are the buy, gift, transfer, reinstate, accelerator and elite services.  These offerings provide loyalty program members the ability to buy loyalty program currency for themselves, as gifts for others, perform a transfer of loyalty currency to another loyalty program member, reinstate previously expired loyalty currency, accelerate earning of loyalty currency in conjunction with other transactions, or to access a higher tier status.

Loyalty Currency Retailing services provide high margin revenue to our loyalty program partners while increasing member engagement by unlocking the value of loyalty currency in the members' accounts. We have direct partnerships with over 30 loyalty program partners who leverage at least one of our Loyalty Currency Retailing solutions. All loyalty program partners who leverage our Loyalty Currency Retailing services are within the airline or hospitality verticals. Typically, we find our solutions competing with the internal technology departments of loyalty programs, leading to a "buy vs. build" decision. We have had success in becoming an outsourcing solution to loyalty programs that previously provided these same services in-house. Given this dynamic, the length of our sales cycle for these solutions can be difficult to predict.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

We take a principal role in the retailing of loyalty currencies in approximately two thirds of our loyalty program partnerships in this segment. As principal, we will sell loyalty program currency directly to the program members at a retail rate while purchasing points and miles at a wholesale rate from the loyalty program partner. Under a principal arrangement, we obtain control of the loyalty currency prior to transferring it to the customer and will typically provide the loyalty program partner an annual revenue guarantee for the term of the commercial agreement. In addition, we will pay for all credit card related fees and assume all credit risk by providing real-time fraud detection and risk mitigation services. We also have a substantial level of responsibility with respect to marketing, analytics, pricing and commercial transaction support. Revenue earned under a principal arrangement is included in Principal revenue in our condensed consolidated interim financial statements and represents the gross amount of the retail transaction collected from loyalty program members. Wholesale costs paid to loyalty programs for loyalty currency are included in Direct cost of revenue in our condensed consolidated interim financial statements.

Alternatively, we may assume an agency role in the retailing and wholesaling of loyalty currencies, which is determined by the contractual arrangement in place with the loyalty program partner and their members. In these arrangements, we typically take a less active role in the retailing of loyalty currency and earn a commission on each transaction.  Revenue earned under an agency arrangement is included in Other partner revenue in our condensed consolidated interim financial statements and represents the amount of the commission earned. In these arrangements, we typically take less risk in the relationship and have less control as it relates to the sale of loyalty currency to end consumers.

Platform Partners

The Platform Partners segment is comprised of a broad range of applications that are connected to and enabled by the functionality of the LCP.  The LCP provides third parties transaction level access to loyalty program members and the ability to access the loyalty currencies of our program partners. Loyalty programs, merchants, and other consumer service applications leverage the LCP to broadly distribute loyalty currency and loyalty commerce transactions through multiple channels.

Included in Platform Partners are multiple third-party managed applications that are enabled by the LCP, many of which are redemption-based services that offer efficient cost management solutions to loyalty programs.  Also included in this segment are earn-based services, where merchants who partner with us can purchase loyalty currency to offer to their customers as an award for everyday shopping.  The majority of revenue in this segment is earned on a commission or transaction fee basis, which is included in Other partner revenue in our condensed consolidated interim financial statements. In addition, we generate revenue from recurring monthly hosting fees on certain services, which are recorded in Principal revenue in our condensed consolidated interim financial statements.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Points Travel

The Points Travel segment connects the world of online travel bookings with the broader loyalty industry. To facilitate this, we developed the Points Travel product, the first white-label online travel service specifically designed for loyalty programs. The Points Travel product allows us to partner with loyalty programs in order to provide a seamless travel booking experience for loyalty program members, enabling members to earn and redeem their loyalty currency while making hotel bookings and car rentals online.

We currently have commercial arrangements with 11 loyalty programs who leverage at least one of our white-label Points Travel services.  Our external competition for winning loyalty programs' business for these services is high, as we typically compete against the major online travel agencies ("OTAs"). When we win new business and deploy these services to market, the sales ramp is typically slower than that experienced with our other loyalty solutions, mainly due to increased online competition for booking hotels or car rentals from OTAs or direct with hotels and car rental companies. While the duration and impact of the COVID-19 pandemic on the travel industry is unknown at this time, given the continued growth and overall size of the online travel market, we believe the opportunity for growth within this segment remains high.

Revenue in this segment is primarily generated from commissions, which are typically the gross amount charged to end consumers for hotel bookings or car rentals, less the wholesale cost to acquire the hotel room or car rental, cost of loyalty currencies delivered to the consumers and paid to the loyalty program, and other direct costs for online hotel bookings and car rentals.  This revenue is included in Other partner revenue in our condensed consolidated interim financial statements.

KEY GROWTH DRIVERS

Growing the Number of Loyalty Program Partners

Throughout most of our history, adding new loyalty program partners has been an important source of growth. Continuing to grow the number of Loyalty Program partners connected to our platform remains a key growth factor and important part of our strategy. As of March 31, 2020, we have a network of nearly 60 global loyalty programs integrated into the LCP. Approximately 85% of our current loyalty program partners are frequent flyer or hospitality loyalty programs. In addition, approximately 75% of our loyalty program partners are based out of either North America or Europe.

The majority of our loyalty program partners are global, with end consumers and transactions originating from around the world. For that reason, the LCP was designed and operates as a global e-commerce platform, providing multiple currency and payment options as well as language specific end user experiences. We feel the investments we have made on our platform and products position us well to acquire new loyalty program partners in other geographic markets.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

While we currently have a broad set of relationships with travel-based programs in North America and Europe, we believe there are substantial growth opportunities to add additional loyalty program partners, particularly in the Asia Pacific, Middle Eastern and South American loyalty markets. We also believe there is significant opportunity to partner with loyalty programs in other verticals, specifically financial services. Currently, the duration and impact of the COVID-19 pandemic is uncertain. Through the period that the broader travel industry recovers from COVID-19, it is likely that the value of new partners, products, and services that we bring to market will be lower than our expectations before the outbreak of COVID-19.

Cross-sell Existing Partners

We believe our existing network of loyalty program partners represents a significant opportunity to cross-sell additional products and services. At the beginning of a new loyalty program partnership, most programs will typically deploy a small subset of our total products and services. As we demonstrate the benefits of our platform, we focus sales efforts with these partners on additional products and services that best fit their program, typically with limited incremental marketing and sales expense. As we launch new functionality and products across our three operating segments, we expect that our opportunity to cross-sell additional services to existing partners that do not currently leverage our full platform will increase.

Retaining and Growing Existing Loyalty Program Partner Deployments

The ability to retain and grow our in-market products and services with existing loyalty program partners remains an important growth driver for us and underlines many of the investments we make in our product and data capabilities. We believe our continued focus on product, technology and data analytics has been and will continue to be a critical driver of growth. With integrations into nearly 60 leading loyalty programs, the LCP has positioned us to continually improve our ability to consume loyalty data and personalize offers, increasing the effectiveness of our marketing campaigns and our partners' profitability while minimizing member communications. We believe the market awareness for our products and services among loyalty program members is generally low and that increasing this awareness through effective marketing and product innovation can increase the penetration of our products and services. Lastly, we indirectly benefit from the growth in our loyalty program partners membership bases as well as the growth in the loyalty market in general. At this time, the duration and impact of the COVID-19 pandemic is uncertain. We believe our loyalty program partners will view our products and services as an important source of cash flow and ancillary revenues as the travel industry recovers from the impacts of the pandemic. With that said, it is likely that the amount of growth we can generate in loyalty partner deployments will be lower than our original expectations before the outbreak of COVID-19 during this recovery period.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

SELECTED FINANCIAL INFORMATION

The following information is provided to give context for the broader comments elsewhere in this report.

	For the three months ended
(In thousands of US dollars, except share and per share amounts) (Unaudited)	Mar 31, 2020	Mar 31, 2019	$ Variance	% Variance
Consolidated
Principal revenue	$75,870	$90,006	$(14,136)	(16%)
Other partner revenue	6,803	5,937	866	15%
Total revenue	82,673	95,943	(13,270)	(14%)
Gross profit	13,827	13,366	461	3%
Gross margin[1]	17%	14%
Adjusted operating expenses[1]	10,411	8,995	1,416	16%
Finance income	189	262	(73)	(28%)
Adjusted EBITDA[1]	3,605	4,633	(1,028)	(22%)
Effective margin[1]	26%	35%
Total operating expenses	12,501	11,110	1,391	13%
Net income	$1,118	$1,757	$(639)	(36%)
Earnings per share
Basic	$0.08	$0.13	$(0.05)	(38%)
Diluted	$0.08	$0.12	$(0.04)	(33%)
Weighted average shares outstanding
Basic	13,213,200	14,003,876	(790,676)	(6%)
Diluted	13,553,470	14,110,523	(557,053)	(4%)
Total assets	$151,488	$117,172	$34,316	29%
Total liabilities	113,455	78,805	34,650	44%
Total shareholders' equity	$38,033	$38,367	$(334)	(1%)

1 Refer to the "Performance indicators and Non-GAAP financial measures" section for definition and explanation.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL INFORMATION BY SEGMENT
	For the three months ended
(In thousands of US dollars) (Unaudited)	Mar 31, 2020	Mar 31, 2019	$ Variance	% Variance
Loyalty Currency Retailing
Principal revenue	$75,222	$89,480	$(14,258)	(16%)
Other partner revenue	4,971	4,138	833	20%
Total revenue	80,193	93,618	(13,425)	(14%)
Gross profit	11,596	11,185	411	4%
Direct adjusted operating expenses[1]	3,800	3,185	615	19%
Contribution[1]	7,796	8,000	(204)	(3%)
Platform Partners
Principal revenue	648	509	139	27%
Other partner revenue	1,229	1,382	(153)	(11%)
Total revenue	1,877	1,891	(14)	(1%)
Gross profit	1,640	1,751	(111)	(6%)
Direct adjusted operating expenses[1]	923	947	(24)	(3%)
Contribution[1]	717	804	(87)	(11%)
Points Travel
Principal revenue	-	17	(17)	(100%)
Other partner revenue	603	417	186	45%
Total revenue	603	434	169	39%
Gross profit	591	430	161	37%
Direct adjusted operating expenses[1]	1,647	1,563	84	5%
Contribution[1]	$(1,056)	$(1,133)	$77	(7%)

1 Refer to the "Performance indicators and Non-GAAP financial measures" section for definition and explanation.

OPERATING HIGHLIGHTS AND SEGMENTED RESULTS

Impacts of the COVID-19 pandemic on Business Performance, Operations, and the Loyalty Industry

In December 2019, a novel strain of coronavirus, COVID-19, was first detected in Wuhan, China. Throughout the first three months of 2020, COVID-19 spread to other regions around the world, with the World Health Organization declaring the outbreak as a global pandemic on March 11, 2020. Many governments around the world responded to the pandemic by implementing a variety of measures to reduce the spread of COVID-19, including travel restrictions and bans, social distancing measures, quarantine advisories, and the closure of non-essential businesses.  As a result of these measures, there has been an unprecedented decline in travel, which has had a significant impact on our business.

From a business performance perspective, we started the first quarter of 2020 with strong transaction volumes, generally in line with our expectations for January, February, and early March across our three operating segments. As travel restrictions were more broadly implemented by governments around the world in mid-March 2020, we started to experience a significant decline in transaction volumes and resulting revenue and gross profit. While each of our operating segments experienced significant transaction declines starting in mid-March 2020, the degree of the decline varied by line of business and product.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

As COVID-19 continued to spread globally, our immediate priority was the safety and well-being of our employees around the world, while ensuring business continuity for our partners. In early March, we mandated all our employees around the world to work from home and banned all employee travel indefinitely. Since mid-March 2020, we have been operating our business remotely with minimal impact on our operations.

In addition, we took several measures starting in the second half of March 2020 to mitigate the impact of the pandemic on our business, preserve cash, and improve our overall liquidity: These measures include the following:

Expense Management: We have implemented several cost saving measures that are in place indefinitely until we gain greater visibility on future performance.

  Paused all hiring activity and, where able, reallocated internal resources to focus on in-year revenue opportunities.
  Reduced or suspended most discretionary spending, including marketing spend, office expenses, travel related expenditures, and employer contributions to retirement savings plans.
  Pursued government assistance programs that may be available to us in the jurisdictions in which we operate. Most significantly, we have applied for  the Canadian Emergency Wage Subsidy ("CEWS") program, which was formally passed by the Canadian federal government on April 11, 2020, and the US Small Business Association Payment Protection Program ("PPP") as provided in the Coronavirus Aid, Relief and Economic Security Act ("CARES") which was passed into law on March 27, 2020.
    The CEWS provides additional payroll funding over a twelve-week period to businesses in Canada that have been impacted by COVID-19 and meet eligibility requirements.
    We believe we will meet the eligibility requirements for the entire twelve-week period, which will provide us with estimated funding of approximately $1,700 over this time frame.
    The PPP provides funds to pay up to eight weeks of payroll and other expenses including rent and utilities. We have secured and received $301 in funding which is provided in the form of a loan.  We expect to meet the criteria required for the loan to be fully forgiven.
    Financial results for the quarter ended March 31, 2020 do not include the benefit of the CEWS claim or the PPP.

Balance Sheet, Cash Flow and Liquidity: To strengthen our balance sheet and increase our overall liquidity, we have taken the following actions:

  Suspended future share buyback activity under our Normal Course Issuer Bid ("NCIB").
  Paused funding of our restricted share unit ("RSU") plan.  As at March 31, 2020, we currently have sufficient RSU's in trust to satisfy future settlements of outstanding RSUs that are scheduled to vest during the remainder of 2020 and the full year 2021.
  Drew down $40,000 from our previously undrawn senior secured credit facility.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS
  Reduced or suspended capital expenditures.
  Took advantage of tax relief packages in the jurisdictions in which we operate, including the deferral of monthly tax instalments in Canada and Singapore.

The measures we have taken so far are intended to strike a balance between the challenges of current circumstances, while establishing as much capacity to accelerate growth when travel restrictions are lifted and the economic environment improves. Depending on the length and severity of the pandemic, we may take additional expense mitigation measures in the future.

Due to the uncertainty surrounding the length, severity, and potential outcomes of the COVID-19 pandemic, it is challenging to reliably estimate the impact of the pandemic on our business for the remainder of 2020. Based on what we have experienced to date, we expect the adverse impact on our transaction volumes, revenue, gross profit and profitability will be more significant in the quarter ending June 30, 2020 than what we experienced in the quarter ended March 31, 2020. Since the middle of March 2020, our transaction levels have been down significantly and less predictable. Since the start of April, we have seen daily transaction volumes average between 20-25% of pre-COVID levels, with certain promotional activity in Loyalty Currency Retailing increasing daily transaction volumes as high as approximately 50% of our pre-COVID levels. While we cannot accurately assess our performance for the quarter ending June 30, 2020, most scenarios would see us generating negative Adjusted EBITDA during that period.

Based on our present understanding of the COVID-19 pandemic, projections for the pandemic put out by various institutions, governments, and agencies, and our internal scenario planning, at this time we believe that we have sufficient liquidity to operate under various recovery scenarios.

The vast majority of our loyalty programs partners operate in the travel industry and have seen their core operations materially impacted by the COVID-19 pandemic. The impact of travel restrictions and bans globally have forced many of our partners, including airlines, hotels, online travel agencies, and other travel related partners to curtail their operations and layoff or furlough employees, and to seek government support or raise capital through other means, in order to continue operations. Many of our loyalty program partners are actively participating in government relief programs or raising additional capital from other sources, and we believe the health of the loyalty industry will recover as the global economy recovers from the impacts of COVID-19.

We believe that loyalty programs and related assets will continue to be significant cash generators for airlines and hotels, and we have seen loyalty operators lean on these assets during economic downturns for additional liquidity. While the COVID-19 pandemic has significantly impacted our business, we believe the products and services we offer can be leveraged by our loyalty program partners in advance of an economic recovery to drive additional revenues and cash flow.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Outlook and Long-Term Goals

On April 6, 2020, we announced that we were suspending our previously issued full year 2020 outlook. Our 2020 guidance, when issued on March 4, 2020, was based on a number of assumptions, including expected transaction volumes and corresponding revenues and gross profit, as well as the in-year value of new partner and product deployments. Although our assumptions in respect of these measures for 2020 showed meaningful increases from 2019, we believed these were achievable when we issued our guidance on March 4, 2020 based on the strong performance of our business to that date, and our pipeline of opportunities at that time. As a result of the rapid development of the COVID-19 pandemic and its impact on the travel and hospitality industries, it became apparent that our business would not perform to the level of our prior expectations and, accordingly, we believed it was prudent to suspend our 2020 guidance.

Given the uncertainty surrounding the pandemic, we are also suspending our previously disclosed longer-term goals of exiting 2022 with gross profit in the high-$90,000 range and adjusted EBITDA in the mid-$40,000 range. While they remain our clear goals, the delayed timing of achieving them is dependent not only upon the continued execution of our growth strategies but also on the broader global recovery from the COVID-19 pandemic.

For additional information on the impacts of the COVID-19 pandemic, see "Updates to Risks and Uncertainties."

Loyalty Currency Retailing

Total revenue for Loyalty Currency Retailing was $80,193 for the quarter ended March 31, 2020, a decrease of 14% compared to the prior year quarter. Gross profit for the first quarter of 2020 was $11,596, an increase of $411 or 4% over the prior year period. The decline in revenue combined with an increase in gross profit was largely the result of the relative mix of partner and product sales during the quarter.

In line with our consolidated performance, revenue and gross profit in the Loyalty Currency Retailing Segment were adversely impacted by the COVID-19 pandemic. We started to experience declines in transaction volumes in mid-March 2020 as global travel restrictions resulting from COVID-19 became more widespread. Transactional declines were most significant with our principal partners, as we experienced a year-over-year decrease in principal revenue of $14,258 or 16%. Other partner revenue increased $833 or 20% on a year-over-year basis, reflecting stronger activity from our agency partnerships compared to the prior year period. The increase in other partner revenue was the primary driver of the increase in gross profit on a year-over-year basis.

To date, we have continued to experience a significant decline in transaction volumes across all of our partners within the Loyalty Currency Retailing segment, and we expect this to continue into the second quarter. Before the COVID-19 pandemic, approximately 35% of revenues in Loyalty Currency Retailing were tied to an immediate redemption. This type of transaction volume has experienced a significant decline due to the impact of COVID-19 and the broader travel restrictions that resulted. Approximately 65% of transactional activity in Loyalty Currency Retailing is generated from marketing activity and promotional offers not tied to an immediate redemption. While this component has also experienced a significant decline in transaction volumes due to COVID-19, we have continued to work with several partners to drive additional revenues through marketing and promotional offers. Beginning in the second half of March 2020, transaction volumes generated by these campaigns have varied considerably. While we have experienced some promotional campaigns that have generated transaction volumes near the levels we would have experienced before the pandemic, most have been significantly lower than what we would have experienced before the pandemic. We expect this variability to continue throughout the second quarter of 2020 as partner communications and consumer behaviour evolves.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Direct adjusted operating expenses in the first quarter of 2020 increased 19% to $3,800 compared to the same period in 2019, primarily due to increased personnel related expenses attributable to the increased resources we have added over the last 12 months. Contribution for the first quarter of 2020 was $7,796, a decrease of 3% over the prior year period, reflecting increased direct adjusted operating expenses combined with muted gross profit growth that was impacted by COVID-19 in the second half of March 2020.

At the end of the first quarter of 2020, we launched our core Buy and Gift services with Air Canada's Aeroplan program, with the intention of further services to be launched later in the year. Air Canada was already an existing partner within the loyalty currency retailing segment, leveraging our seasonal tier status product.

Platform Partners

Total revenue for the platform partners segment was $1,877 for the quarter ended March 31, 2020, down 1% with the comparable prior year period. Similarly, gross profit in the first quarter of 2020 was $1,640, a decrease of 6% from the prior year period. Gross profit in the first quarter of 2020 was adversely impacted by the COVID-19 pandemic, as we experienced declining transaction volumes beginning in mid-March 2020.

Direct adjusted operating expenses attributable to the segment were $923 in the first quarter of 2020, a decrease of 3% compared to the prior year quarter. The Platform Partners segment generated contribution of $717 in the first quarter of 2020, a decrease of 11% on a year-over-year basis, largely a reflection of lower gross profit generated during the quarter.

In the first quarter of 2020, we launched an exchange service in the middle east, with Aimia and HSBC's MyRewards program now being able to transfer loyalty currency into both the Emirates Skywards and Etihad Guest frequent flyer miles.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Points Travel

Total revenue in the Points Travel segment in the first quarter of 2020 increased 39% to $603.  Similarly, gross profit in the first quarter of 2020 was $591, an increase of 37% over the first quarter of 2019.  The increases in revenue and gross profit were largely due to the contribution added from the AIRMILES hotel redemption product, which launched in late September 2019. Overall growth in the segment in the first quarter of 2020 was adversely impacted by the COVID-19 pandemic. When travel restrictions were generally limited to the Asia Pacific region in February 2020, the impact on the performance of Points Travel was limited and we continued to experience year-over-year growth.  As COVID-19 spread to other geographies and travel restrictions around the world tightened more broadly, we experienced a significant decline in booking volumes combined with increasing cancellation rates in the second half of March. To date, this trend has continued into the second quarter, with daily cancellations often exceeding new bookings. Of our three operating segments, Points Travel has been the most significantly impacted by the COVID-19 pandemic.

Direct adjusted operating expenses for the quarter ended March 31, 2020 were $1,647, an increase of 5% over the comparable prior year quarter. The primary driver of the increase was higher customer service costs, which resulted from the significant increase in hotel cancellations we experienced at the end of the quarter. This increase offset expense savings incurred from a reduction in discretionary spending at the end of the quarter. Points Travel generated a contribution loss of $1,056 in the first quarter of 2020, a 7% improvement over the prior year quarter resulting from the increase in gross profit year-over-year.

In the first quarter of 2020, we launched a multi-year partnership with Quidco, a cashback site based in the United Kingdom. Quidco's 10 million members can now earn up to 15% cashback when booking hotels through the white label hotel booking site. Quidco represents our first non-travel based partner in Europe and the first cash back program to leverage our Points Travel services.

REVIEW OF CONSOLIDATED PERFORMANCE

Revenue, Gross Profit, and Gross Margin

Consolidated revenue for the three months ended March 31, 2020 was $82,673, a decrease of $13,270 or 14% over the comparable prior year period. The year-over-year decrease in consolidated revenue was primarily driven by a decline in principal revenue of $14,136, which reflected reduced transaction volumes from principal partners in the Loyalty Currency Retailing segment that were adversely impacted by the affects of the COVID-19 pandemic. Other partner revenue in the first quarter of 2020 increased $866 or 15% on a year-over-year basis, despite the impacts of COVID-19 in the second half of March. The increase was primarily due to increase transactional volumes from agency partners in the Loyalty Currency Retailing segment.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

For the first quarter of 2020, consolidated gross profit was $13,827, an increase of 3% over the comparable prior year period. The increase was primarily driven by organic growth from agency partnerships in the Loyalty Currency Retailing segment, and to a lesser extent, growth in the Points Travel segment due to the impact of the AIRMILES hotel redemption product which launched in the third quarter of 2019.

Gross margin for the first quarter of 2020 increased to 17% compared to 14% in the same period in 2019. The increase was largely due to the relative mix of partner and product sales during the period in Loyalty Currency Retailing, which generated a decrease in principal revenue combined with an increase in other partner revenue.

Total Operating Expenses and Adjusted Operating Expenses

For the first quarter of 2020, we incurred consolidated total operating expenses of $12,501, an increase of $1,391 or 13% over the comparable prior year period.  The increase was primarily due to a year-over-year increase in other operating expenses of $828 in the first quarter of 2020, which was largely driven by higher professional fees incurred in the quarter and increased call centre costs in our Points Travel segment due to the launch of the AIRMILES hotel redemption product in September 2019 and increased level of hotel booking cancellations at the end of this quarter.

For the first quarter of 2020, consolidated adjusted operating expenses were $10,411, an increase of $1,416 or 16% over the comparable prior year period. The increase over the prior year period was primarily due to the aforementioned increase in other operating expenses combined with a $410 increase in employment expenses, excluding share-based compensation, largely due to the additional resources we have hired over the last 12 months.

In response to the impacts of COVID-19, we implemented several cost saving measures in mid-March 2020, including a pause on all hiring activity and reducing or suspending most discretionary spending. The impacts of these measures will be more significant in the quarter ended June 30, 2020, as it is likely they will be in place for the duration of that period.

Finance income

Finance income is derived from interest earned on cash and cash equivalents.  Finance income for the first quarter of 2020 was $189, a decrease of 28% over the prior year quarter. The year-over-year decrease was primarily due to a general decline in short-term interest rates on USD deposits over the last few months.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted EBITDA and Effective Margin

Adjusted EBITDA in the first quarter of 2020 was $3,605, a decrease of $1,028 or 22% over the first quarter of 2019. The decrease in Adjusted EBITDA was primarily the result of increased adjusted operating expenses. The reduction in Adjusted EBITDA adversely impacted effective margin in the first quarter of 2020, which was 26% compared to 35% in the prior year quarter.

Equity-settled share-based payment expense

We incur certain employment related expenses that are settled in equity-based instruments. During the first quarter of 2020, equity-settled share-based payment expenses was $879, decreased $338 or 28%, compared to the prior year quarter. The decline was due to reduced expenses related to performance based stock options during the quarter, as the impact of COVID-19 deferred the expected achievement of performance thresholds which impact vesting and ultimate expense recognition. RSU expenses also declined compared to the prior year quarter due to the lower employee incentive accrual.

Depreciation and amortization

For the first quarter of 2020, depreciation and amortization expense was $1,249, an increase of 9% or $107 compared to the prior year period, mainly due to the addition of assets over the last 12 months.

Foreign exchange gain/loss

We are exposed to Foreign Exchange ("FX") risk as a result of transactions in currencies other than our main functional currency, the US dollar. Unrealized FX gains and losses arise from the revaluation of our balance sheet at the period end rate and realized FX gains and losses arise from the settlement of non-US dollar transactions. We hold balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payable and accrued liabilities and deposits) that give rise to exposure to FX risk.

The majority of our revenues in the first quarter of 2020 were transacted in US dollars. We also generate revenues in EUROs, British Pounds, and other currencies. The direct cost of revenue is primarily denominated in the same currency as the revenue earned, minimizing the FX exposure related to these currencies. Operating expenses are incurred predominantly in Canadian dollars, exposing us to FX risk.  We enter into FX forward contracts to mitigate our exposure to the Canadian dollar.

For the quarter ended March 31, 2020, we recorded a foreign exchange gain of $38 compared with a foreign exchange gain of $244 in the comparable prior year period. Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Income tax expense

We are subject to income tax in multiple jurisdictions and assess our taxable income to ensure eligible tax deductions are fully utilized. For the first quarter of 2020, we incurred income tax expense of $309, compared to $685 in the prior year quarter. The decrease was primarily attributable to a decline in net income before tax.

Finance costs

Finance costs consist of interest expense related to lease liabilities and borrowing costs on the drawn portion of our credit facility. Finance costs for the three months ended March 31, 2020 was $88 compared to $76 for the quarter ended March 31, 2019. The slight increase was due to interest charges related to the drawdown on our credit facility in March 2020.

Net Income and earnings per share

	For the three months ended
(In thousands of US dollars, except per share amounts) (Unaudited)	Mar 31, 2020	Mar 31, 2019	$ Variance	% Variance
Net income	$1,118	$1,757	$(639)	(36%)
Earnings per share
Basic	$0.08	$0.13	$(0.05)	(38%)
Diluted	$0.08	$0.12	$(0.04)	(33%)

Net income for the three month period ended March 31, 2020 was $1,118, a decrease of $639 or 36% compared to the prior year period. The decline in net income was primarily due to increased total operating expenses relative to the prior year period, partially offset by the increase in gross profit.

Basic and diluted earnings per share was $0.08 for the three month period ended March 31, 2020 compared to $0.13 basic and $0.12 diluted earnings per share for the same period ended 2019.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at
(In thousands of US dollars) (unaudited)	Mar 31, 2020	Dec 31, 2019	$ Variance	% Variance
Cash and cash equivalents	$104,517	$69,965	$34,552	49%
Cash held in trust	1,154	2,534	(1,380)	(54%)
Funds receivable from payment processors	1,559	14,302	(12,743)	(89%)
Total funds available	$107,230	$86,801	$20,429	24%

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Our sources of liquidity are primarily our total funds available, cash provided from operating activities, and any borrowings we may have under our credit facility. Total funds available, which we calculate as cash and cash equivalents, funds receivable from payment processors and cash held in trust, was $107,230 as at March 31, 2020. Total funds available can fluctuate between periods due to changes in working capital balances, the timing of promotional activity and partner payments, and the timing of receipts from our payment processors. On March 18, 2020 and March 20, 2020, we drew down a total of $40.0 million from our $50.0 million senior secured credit facility. With the approval of the lenders, the credit facility can be expanded to a total of $65.0 million.

Historically, we have been able to generate sufficient cash through normal course operations to fund capital expenditure needs, current operating and working capital requirements, purchases of shares under our NCIB and purchases of shares held in trust for future settlement of share units. Our ability to generate sufficient cash flows and/or obtain additional sources of funding may be affected by the risks and uncertainties discussed within this MD&A.

As a result of the COVID-19 pandemic, we have taken certain actions to strengthen our balance sheet and increase our overall liquidity. These actions include, but are not limited to the following:

  Suspended future share buyback activity under our NCIB.
  Paused funding of our RSU plan. As at March 31, 2020, we currently have sufficient RSUs in trust to satisfy future settlements of outstanding RSUs that are scheduled to vest during the remainder of 2020 and the full year 2021.
  Drew down $40.0 million from our previously undrawn senior secured credit facility.
  Reduced or suspended capital expenditures.
  Took advantage of tax relief packages in the jurisdictions in which we operate, including the deferral of monthly tax instalments in Canada and Singapore.

Based on our present understanding of the COVID-19 pandemic, projections for the pandemic put out by various institutions, governments, and agencies, and our internal scenario planning, we believe that we have sufficient liquidity to operate under various recovery scenarios. Under our credit facility, we have various financial and other covenants that we are required to maintain, including a maximum debt to Adjusted EBITDA ratio and a minimum fixed charge coverage ratio. We were compliant with all covenants as at March 31, 2020 and expect that we will maintain compliance with these covenants for the next year based on current forecasts. However, the duration and the impact of the COVID-19 pandemic remains unknown. If we expect to be unable to maintain compliance with such covenants in future periods, we would seek to obtain an amendment or waiver from our lenders, refinance our credit facility, or take other mitigating actions prior to a potential breach.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Sources and Uses of Cash

	For the three months ended
(In thousands of US dollars) (Unaudited)	Mar 31, 2020	Mar 31, 2019	$ Variance	% Variance
Operating activities	$(2,914)	$6,061	$(8,975)	(148%)
Investing activities	(907)	(807)	(100)	12%
Financing activities	37,520	(6,211)	43,731	(704%)
Effects of exchange rates	853	147	706	480%
Change in cash and cash equivalents	$34,552	$(810)	$35,362	(4,366%)

Operating Activities

Cash flows used in operating activities were $2,914 for the first quarter of 2020, compared to cash flows provided by operating activities of $6,061 in the comparable prior year period. Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services we offer and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities may vary significantly between periods due to changes in working capital balances and the timing of our promotional activity. The Corporation experienced a $8,975 decrease in cash flows from operating activities compared to the prior year quarter, primarily due to a reduction in gross sales activity in loyalty currency retailing at the end of the quarter due to the impact of COVID-19.  This was partially offset by the receipt of funds in the first quarter of 2020 related to a tax rebate that was accepted by the relevant tax authorities in the second quarter of 2019 in the amount of $6,027, net of payment of related fees.

Investing Activities

Cash used in investing activities during the quarter ended March 31, 2020 was $907. Cash was primarily used for the purchase of equipment and internally developed intangible assets, including development efforts focused on creating new capabilities to our existing products and services.

Financing Activities

Cash flows provided by financing activities during the quarter ended March 31, 2020 was $37,520, an increase of $43,731 compared to the prior year quarter, mainly due to the draw down of $40,000 from our previously undrawn senior secured credit facility in March 2020. Financing activities for the first quarter of 2020 also reflect the repurchase of 67,483 common shares for cancellation under our NCIB for $1,042 and $1,179 of withholding taxes paid on the net settlement of RSUs. Financing activities also reflect the payment of lease obligations of $326.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

(unaudited)	Total	Year 1	Year 2	Year 3	Year 4	Year 5+
Direct cost of revenue(1)	$592,428	$121,118	$161,126	$130,679	$130,116	$49,389

(1) For certain loyalty partners, we guarantee a minimum level of points/miles purchases for each contract year, over the duration of the contract term with the loyalty partner.  We evaluate each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.

(2) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the disclosure above.

Our principal revenue obligations represent contractual commitments on the minimum value of transactions processed over the term of our agreements with certain loyalty program partners in our Loyalty Currency Retailing segment. Under this type of guarantee, in the event that the sale of loyalty program currencies is less than the guaranteed amounts, we would be obligated to purchase additional miles or points from the loyalty program partner equal to the value of the revenue commitment shortfall. As at March 31, 2020, loyalty currency held for future resale of $216 was recorded as prepaid expenses and other assets on the condensed consolidated interim statement of financial position.  We fund our principal revenue obligations through working capital.

While the COVID-19 pandemic is likely to have a significant adverse impact on our ability to meet the minimum value of transactions we have committed to in certain contracts in the Loyalty Currency Retailing segment, at this time, we do not believe there will be a significant impact on our liquidity in the event where revenue guarantees are not met. However, this may change depending on the length, severity and potential outcomes of the COVID-19 pandemic, and we will continue to monitor business performance in the context of these commitments.

Financial Instruments

We have customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in FX exchange rates. We are primarily exposed to the Canadian dollar, the EURO and the British Pound. Revenues earned from our partners based in Canada are contracted in and paid in Canadian dollars. We use these funds to fund the Canadian operating expenses thereby reducing our exposure to foreign currency fluctuations. As part of our risk management strategy, we enter into FX forward contracts extending out to approximately one year to reduce the FX risk with respect to Canadian dollar denominated disbursements. These contracts have been designated as cash flow hedges. We do not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative's gain or loss is recognized in current income. For the first quarter of 2020, we reclassified a loss of $73, net of tax, from other comprehensive income into net income (2019 - a loss of $183 net of tax). The cash flow hedges were effective for accounting purposes during the quarter ended March 31, 2020. Realized losses from our hedging activities in the three months ended March 31, 2020 were driven by the changes in the relative strength of the US dollar compared to the Canadian dollar.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

As at March 31, 2020, forward contracts with a notional value of $18,870, and in a net liability position of $1,157 (December 31, 2019 - $228 in a net asset position), with settlement dates extending to February 2021, have been designated as cash flow hedges for hedge accounting treatment under IFRS 9, Financial Instruments. These contracts are intended to reduce the FX risk with respect to anticipated Canadian dollar denominated expenses.

Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 27,613 shares.

Securities with Near-Term Expiry Dates - Outstanding Amounts as at the date of this MD&A:

Security Type	Date of Expiry	Number	Exercise Price (CAD$)
Option	March 10, 2021	22,280	$9.89
Option	May 12, 2021	5,333	$12.14
Total		27,613

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

BALANCE SHEET

(In thousands of US dollars) (unaudited)
Consolidated Balance Sheet Data as at	Mar 31, 2020	Dec 31, 2019
Cash and cash equivalents	$104,517	$69,965
Cash held in trust	1,154	2,534
Funds receivable from payment processors	1,559	14,302
Accounts receivable	14,512	21,864
Prepaid taxes	195	194
Prepaid expenses and other assets	1,866	2,153
Total current assets	$123,803	$111,012
Property and equipment	2,335	2,371
Right-of-use assets	2,761	3,060
Intangible assets	12,799	12,806
Goodwill	7,130	7,130
Deferred tax assets	2,444	2,105
Other assets	216	216
Total non-current assets	$27,685	$27,688
Total assets	$151,488	$138,700

Accounts payable and accrued liabilities	$9,255	$13,766
Income taxes payable	598	2,326
Payable to loyalty program partners	57,691	78,270
Current portion of lease liabilities	1,210	1,323
Current portion of other liabilities	2,006	797
Total current liabilities	$70,760	$96,482

Long term debt	40,000	-
Lease liabilities	1,745	2,209
Other liabilities	86	95
Deferred tax liabilities	864	722
Total non-current liabilities	$42,695	$3,026
Total shareholders' equity	$38,033	$39,192
Total liabilities and shareholders' equity	$151,488	$138,700

Cash and cash equivalents

Cash and cash equivalents balance increased $34,552 as at March 31, 2020 compared to the end of 2019. The increase in cash and cash equivalents was largely due to the draw down of $40,000 of funds from our senior secured credit facility.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash held in trust

Cash held in trust as at March 31, 2020 was $1,154, a decrease of $1,380 compared to the end of 2019, mainly due to the decline in transactional volumes in the Points Travel segment impacted by the COVID-19 pandemic.

Funds receivable from payment processors

Funds receivable from payment processors represents the gross value of retail transactions, or gross sales, charged to and paid by end consumers that are held with our payment processors. On average, cash collected from end consumers is typically deposited into our bank accounts by our payment processors two days from the date of sale.  This balance decreased $12,743 compared to the end of 2019, which is largely attributable to the volume of sales activity at the end of the period relative to the end of 2019 and the timing of receipts from our payment processors. In general, this balance can vary significantly depending on the timing and richness of promotional activity at the end of a given period. Generally, if the end of a period contains a high level of promotional activity, the receivable from payment processors balance will be higher relative to a period with lower promotional activity at the end of a period.  For the period ended March 31, 2020, the decrease in this balance was primarily driven by the adverse impact of the COVID-19 pandemic on sales activity.

Accounts receivable

Accounts receivable decreased $7,352 compared to the end of 2019, primarily due to the receipt of funds related to a tax rebate that was accepted by the relevant tax authorities in the second quarter of 2019.

Right-of-use assets

Right-of-use assets decreased by $299 compared to the end of 2019 due to depreciation.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities decreased $4,511 compared to the end of 2019. The decrease was primarily due to for payment of consulting fees related to the prior years' tax rebate and payment of our annual employee incentive in the first quarter of 2020.

Long term debt

Long term debt represents the outstanding balance on the senior secured revolving credit facility. As at March 31, 2020, $40,000 was drawn on the senior secured credit facility (2019 - nil).

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Lease liabilities

The current and non-current portion of lease liabilities decreased by $113 and $464, respectively, compared to the end of 2019. The decline was mainly due to lease payments made in the past 12 months.

Income taxes payable

Income taxes payable decreased by $1,728 compared to the end of 2019, due to the timing of corporate income tax instalments made to tax authorities, offset by the Q1 2020 tax provision.

Payable to loyalty program partners

Payable to loyalty program partners decreased $20,579 compared to the end of 2019.  Fluctuations in payable to loyalty program partners is generally attributable to the timing of payments made to loyalty program partners and the timing of sales activity in the previous month. On average, we remit funds to loyalty program partners for monthly sales activity approximately 30 days after the end of the month. For the period ended March 31, 2020, the decrease in this balance was primarily driven by the impact of COVID-19 and its adverse impact on sales activity.

OUTSTANDING SHARE DATA

As of May 13, 2020, there were 13,224,332 common shares outstanding.

As of May 13, 2020, there were 1,159,411 outstanding options. The options have exercise prices ranging from $9.89 CAD to $19.37 CAD with a weighted average exercise price of $14.53 CAD. The expiration dates of the options range up to December 23, 2025.

The following table lists the common shares issued and outstanding as at May 13, 2020 and the securities that are currently convertible into or exercisable for common shares along with the maximum number of common shares issuable on conversion or exercise.

(Unaudited)	Common Shares	Proceeds
Common Shares Issued & Outstanding	13,224,332
Convertible Securities: Share options	1,159,411	CAD$ 16,844,387
Common Shares Issued & Potentially Issuable	14,383,743	CAD$ 16,844,387
Securities Excluded from Calculation: Options Available for grant from ESOP(1)	370,449

(1) "ESOP" is defined as the Employee Share Option Plan. The number of options available for grant is calculated as the total share option pool less the number of outstanding share options.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE YEAR SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts) (Unaudited)
Three month period ended	Total Revenue	Net income	Basic earnings per share	Diluted earnings per share
March 31, 2020	$82,673	$1,118	$0.08	$0.08
December 31, 2019	107,007	2,758	0.21	0.20
September 30, 2019	97,997	1,098	0.08	0.08
June 30, 2019	100,230	6,276	0.46	0.45
March 31, 2019	95,943	1,757	0.13	0.12
December 31, 2018	94,918	2,246	0.16	0.16
September 30, 2018	94,358	1,476	0.10	0.10
June 30, 2018	97,859	1,812	0.12	0.12
March 31, 2018	89,110	2,258	0.16	0.16
December 31, 2017	88,133	1,191	0.08	0.08
September 30, 2017	91,589	605	0.04	0.04
June 30, 2017	85,807	732	0.05	0.05

Generally, increases in transaction levels, revenues and gross profit will drive higher overall profitability. Our revenues are primarily impacted by retaining loyalty program partners and growing the performance of products deployed with these partners, adding new loyalty program partners, and cross-selling new products to existing loyalty program partners during the year. In the absence of launching any new loyalty program partners or new products, quarterly revenues will be impacted by the level of marketing and promotional activity carried out, which will vary quarter to quarter.

Historically, we have been able to consistently grow revenue by adding new loyalty program partnerships year after year. In addition, we have been able to grow revenues with existing partnerships year over year by improving our ability to consume loyalty data across the LCP to drive and inform our marketing efforts. Revenue growth has also come from our ability to sell additional loyalty products and services to existing partners.

Dependence on loyalty program partners

We depend on a limited number of large clients for a significant portion of our consolidated revenue. There were two loyalty program partners for which sales to their members individually represented more than 10% of our total revenue.  In aggregate, sales to these partners represented 57% of our consolidated revenues for the three month period ended March 31, 2020 respectively (2019 - three partners represented 70%).  A decrease in revenue or gross profit from these partner relationships for any reason, including a fundamental change in their loyalty program, a change in contractual pricing, a significant shift in their redemption chart, or a decision to no longer outsource some or all of the products and services we provide, could have a material adverse effect on our consolidated revenue. As it relates to the LCR services we operate for these partners, we act as principal where revenues are recognized on a gross basis. We believe gross profit is a more relevant metric to assess our partner concentration, as it represents the amount of revenues that are available to fund expenses and the economics we earn from our commercial arrangements with our loyalty program partners. For the first quarter of 2020, gross profit generated through commercial arrangements with 12 loyalty program partners represented approximately 80% of our consolidated gross profit.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

For our accounting policies and critical accounting estimates and judgments, refer to our MD&A and audited annual consolidated financial statements for the year ended December 31, 2019. The preparation of the consolidated financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

During the first quarter of 2020, we considered whether the declines in revenue and gross profit, and reduced cash flow projections as a result of COVID-19 were indicators that the goodwill and indefinite life intangible assets may be impaired. We assessed qualitatively and quantitively the recoverable amount of our cash generating units as at March 31, 2020. Based on facts and circumstances present as at March 31, 2020, it was concluded that there was no impairment.

The duration and impact of the COVID-19 pandemic remains unknown.  Some of the key assumptions used in the impairment assessment, including cash flow projections, discount rates, and terminal growth rates may change in future periods.  Given the high degree of uncertainty with the impact of COVID-19, management used multiple, probability weighted cash flow projections in determining the recoverable amount.

The following amendments are effective from January 1, 2020, but they do not have a material impact on our condensed consolidated interim financial statements:

● IAS 1, Presentation of Financial Statements; and

● IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

UPDATES TO RISKS AND UNCERTAINTIES

Our results of operations and financial condition are subject to a number of risks and uncertainties and are affected by a number of factors outside of the control of management. In particular, reference should be made to the risk factors and information disclosed in our most recent annual MD&A which are expressly incorporated by reference.

In addition, we have provided below certain updates to the risk factors disclosed in our most recent annual MD&A. Although our annual MD&A provides a description of the major risks and uncertainties that could materially affect our business, in light of the rapid development of the COVID-19 pandemic, we believe it is prudent to provide an update on how certain previously disclosed risks and uncertainties that face our business have been crystallized (or could potentially be crystallized) as a result the COVID-19 pandemic. The discussion below should be read in conjunction with the risk factors and information disclosed in our most recent annual MD&A.

The COVID-19 pandemic and related measures to mitigate it are likely to continue having a significant adverse impact on our business. The length, severity and potential outcomes of the pandemic are currently uncertain. The longer the pandemic persists and continues to result in a decline in travel activity or demand for travel, the more material the effects of the pandemic are likely to be on our business.

Our financial results and prospects are predominantly dependent on the sale or redemption of loyalty currency associated with travel related loyalty programs. The rapid spread of COVID-19 has had a significant adverse impact on the demand and availability of air travel and hospitality services. The ability of our loyalty program partners to continue to drive commercial activity to their businesses has been materially impacted, and the value and overall popularity of their loyalty programs may decline significantly or suffer long-term, which could materially impact our ability to generate ongoing revenue from related loyalty transactions.

At this time, we are unable to predict whether the COVID-19 pandemic will result in permanent changes to our customers' and our loyalty program partners' customers behavior. Such changes could include, but are not limited to, a permanent reduction in business travel due to the increased use of teleconferencing services, and more broadly a general reluctance by consumers to travel for leisure purposes. It is also difficult to predict how loyalty programs will change in the future in response to the COVID-19 pandemic and its impacts on the global travel industry. Such changes could include, but are not limited to, a change in loyalty program structures, changes in earn rates and redemption tables, and changes to tier status requirements. There can also be no assurance that the popularity of loyalty programs will remain when and if the travel industry recovers from the COVID-19 pandemic. A change in consumer tastes towards travel and loyalty programs may have a material adverse impact on our ability to generate ongoing revenue from transactions.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Many of our loyalty program partners have significant amounts of fixed obligations and have or are seeking significant new capital, debt or government assistance in the short term to sustain operations throughout the COVID-19 pandemic. There can be no assurance our partners will have sufficient liquidity to sustain operations throughout the duration of the COVID-19 pandemic.

The impact of the COVID-19 pandemic has caused many of our loyalty program partners in the travel industry to seek significant amounts of additional liquidity in the short-term, including the issuance of debt and equity. Depending on the length and severity of the COVID-19 pandemic, our loyalty program partners' cash flow from operations and available capital may be insufficient to meet their obligations and commitments, which could cause them to cease operations or become insolvent. There can be no assurance that our loyalty program partners will be able to sustain operations in the future, which could lead to the loss of loyalty program partnerships, revenue and gross profit, which could have a material adverse impact on our financial performance and financial condition.

We depend on a limited number of partners for a significant portion of our consolidated revenue. Depending on the impact of the COVID-19 pandemic on these loyalty program partners, in the event that these partners cease operations or become insolvent, it could have a material adverse effect on our financial performance and financial condition.

We rely on contractual relationships with loyalty program partners that are subject to termination and renegotiation.

We generally enter into multi-year contracts with our loyalty program partners. Our contracts also generally include a force majeure clause.  If such clauses are invoked by us or our loyalty program partners as a result of the COVID-19 pandemic, and the force majeure event extends for a significant amount of time, the invocation of such clauses may give rise to a termination right under the contract. The exercise of such termination rights by certain loyalty program partners could have a material adverse impact on our business.

We may not be able to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned.

As the COVID-19 pandemic continues to unfold, uncertainty may arise with respect to our ability to launch new loyalty program partnerships with existing products or launch new products within existing partnerships. In addition, the value of prospective partner or new products may be significantly lower than our original expectations before the COVID-19 outbreak.

We could face significant liquidity risk if we fail to meet contractual performance commitments

We have made contractual guarantees on the minimum value of points and miles that will be processed over the term of our agreements with certain loyalty program partners, which, for the most part, have historically been met.  The impact of COVID-19 has had a significant impact on our transaction volumes and overall sales activity, which could materially impact our ability to meet our contractual commitments.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Our senior secured credit facility includes financial and other covenants. Failure to comply with these covenants could result in events of default.

Our credit facility has various financial and other covenants that require us to maintain a minimum fixed charge coverage ratio and a maximum net debt to Adjusted EBITDA ratio. Based on the reduction in sales activity that we are currently experiencing as a result of the COVID-19 pandemic and given the limited visibility to the future recovery of demand, there is a range of possible outcomes where our earnings could be reduced enough to result in a breach of the minimum fixed charge coverage ratio within the next year.

If we believe we are unable to maintain compliance with such covenants in future periods, we would seek to obtain an amendment or waiver from our lenders, refinance our credit facility, or take other mitigating actions prior to a potential breach. There can be no assurance that our efforts to obtain an amendment or waiver, refinance or restructure our facility, or the other mitigating actions we may take, would be successful.

We depend on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners. The failure of these third-parties for any reason to provide these solutions in the future could adversely impact our revenue and profitability

We have commercial agreements with multiple third-party service providers in our Platform Partners segment. The COVID-19 pandemic has resulted in a significant decline in transaction volume in the solutions provided by these third-parties. At this time, it is uncertain whether these third-parties have sufficient liquidity to be able to continue operations throughout the length of the COVID-19 pandemic. If any of these third-party providers were to cease operations, there is no assurance we would be able to substitute a comparable third-party solution in a timely manner or on terms as favorable to us. The failure of these third-parties for any reason to provide these solutions in the future, and our inability to substitute a comparable third-party solution, could adversely impact our revenue and profitability.

We operate in multiple jurisdictions and in multiple currencies. The COVID-19 pandemic could result in significant fluctuations in exchange rates that could have a material effect on our financial results

We provide products and services to organizations in multiple jurisdictions and in multiple currencies and dramatic fluctuations in exchange rates of foreign currencies could have a material effect on our financial results. The COVID-19 pandemic could result in larger than normal fluctuations in foreign exchange rates. While we hedge against significant fluctuations in principle currencies such as the Canadian dollar and the US dollar, activities outside of our control such as dramatic devaluation of other currencies such as the Euro or British Pound could have a material effect on our financial results.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

PERFORMANCE INDICATORS AND NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). We use certain non-GAAP measures, which are defined below, to better assess our underlying performance. These measures are reviewed regularly by management and the Board of Directors in assessing our performance and in making decisions about ongoing operations. In addition, we use these measures to determine components of management compensation. We believe that these measures are also used by investors, analysts and other interested parties as an indicator of our operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. The reconciliations for these non-GAAP measures from the closest GAAP measure are contained below.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

We believe that Adjusted EBITDA is useful to management and investors as a supplemental measure to evaluate our operating performance.

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, finance costs, depreciation and amortization, equity-settled share-based payment expense and foreign exchange. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Adjusted EBITDA is a component of our management incentive plan and is used by management to assess our operating performance. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended
(In thousands of US dollars) (unaudited)	Mar 31, 2020	Mar 31, 2019	$ Variance	% Variance
Net income	$1,118	$1,757	$(639)	(36%)
Income tax expense	309	685	(376)	(55%)
Finance costs	88	76	12	16%
Depreciation and amortization	1,249	1,142	107	9%
Foreign exchange gain	(38)	(244)	206	(84%)
Equity-settled share-based payment expense	879	1,217	(338)	(28%)
Adjusted EBITDA	$3,605	$4,633	$(1,028)	(22%)

Gross Margin

Gross margin is a non-GAAP financial measure and is defined by management as Gross profit as a percentage of Total revenue.

	For the three months ended
(In thousands of US dollars) (unaudited)	Mar 31, 2020	Mar 31, 2019	$ Variance	% Variance
Total Revenue	$82,673	$95,943	$(13,270)	(14%)
Less:
Direct cost of revenue	68,846	82,577	(13,731)	(17%)
Gross profit	$13,827	$13,366	$461	3%
Gross margin	17%	14%

Adjusted Operating Expenses

Adjusted operating expenses is a non‐GAAP financial measure, which is defined as Employment costs, Marketing and communications, Technology services and Other operating expenses, excluding Equity-settled share-based payment expense. Adjusted operating expenses are predominantly cash-based expenditures. The closest GAAP measure is Total operating expenses in the condensed consolidated interim financial statements and the reconciliation from Total operating expenses to Adjusted operating expenses is shown below.

Effective Margin

Effective margin is a non-GAAP financial measure, which is calculated by dividing Adjusted EBITDA by Gross Profit. We use Effective margin as a key internal measure of operating efficiency. This measure demonstrates our ability to generate profitability after we have funded operating expenses.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Total Operating Expenses to Adjusted Operating Expenses

	For the three months ended
(In thousands of US dollars) (unaudited)	Mar 31, 2020	Mar 31, 2019	$ Variance	% Variance
Total Operating Expenses	$12,501	$11,110	$1,391	13%
Subtract (add):
Depreciation and amortization	1,249	1,142	107	9%
Foreign exchange gain	(38)	(244)	206	(84%)
Equity-settled share-based payment expense	879	1,217	(338)	(28%)
Adjusted Operating Expenses	$10,411	$8,995	$1,416	16%

Direct and Indirect Adjusted Operating Expenses

Direct adjusted operating expenses are expenses which are directly attributable to each operating segment. Indirect adjusted operating expenses comprise costs that are shared among the Loyalty Currency Retailing, Platform Partners and Points Travel operating segments, including costs associated with various corporate functions, such as Finance, Human Resources, Legal and certain expenses associated with information technology infrastructure. Together direct and indirect adjusted operating expenses comprise adjusted operating expenses.

	For the three months ended
(In thousands of US dollars) (unaudited)	Mar 31, 2020	Mar 31, 2019	$ Variance	% Variance
Adjusted Operating Expenses	$10,411	$8,995	$1,416	16%
Less:
Indirect Adjusted Operating Expenses	4,041	3,300	741	22%
Direct Adjusted Operating Expenses	$6,370	$5,695	$675	12%

Contribution

Contribution is a non-GAAP financial measure and is defined as Gross profit for the relevant operating segments less Direct adjusted operating expenses for those segments.  We believe that contribution is a key financial measure to assess the underlying profitability of our three operating segments, as this metric excludes all indirect adjusted operating expenses that are shared by the three operating segments. This is the measure used by the Chief Operating Decision Maker when reviewing segment results and making resource allocation decisions. Refer to the "Financial Information by Segment" table under the "Selected financial information" section for contribution by operating segments.

The presentation of contribution provides additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Contribution should therefore not be considered in isolation and other issuers may calculate contribution differently.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Gross Profit to Contribution

	For the three months ended
(In thousands of US dollars) (unaudited)	Mar 31, 2020	Mar 31, 2019	$ Variance	% Variance
Gross profit	$13,827	$13,366	$461	3%
Less: Direct adjusted operating expenses	6,370	5,695	675	12%
Contribution	$7,457	$7,671	$(214)	(3%)